UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Poseida Therapeutics, Inc.

(Name of Subject Company (Issuer))

Blue Giant Acquisition Corp.

(Name of Filing Person (Offeror))

A wholly owned subsidiary of

Roche Holdings, Inc.

(Name of Filing Person (Parent of Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

73730P108

(CUSIP Number of Class of Securities)

Roger Brown

Roche Holdings, Inc.

1 DNA Way

South San Francisco, California 94080

Telephone: (650) 225-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sharon R. Flanagan

John H. Butler

Sally Wagner Partin

Sidley Austin LLP

555 California Street, Suite 2000

San Francisco, California 94104

Telephone: (415) 772-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 (“Amendment No. 1”) to the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) amends and supplements the statement originally filed on December 9, 2024 by Roche Holdings, Inc., a Delaware corporation (“Parent”), and Blue Giant Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Offeror”). This Amendment No. 1 and the Schedule TO relate to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Poseida Therapeutics, Inc., a Delaware corporation (“Poseida”), for (i) $9.00 per Share, in cash, without interest (the “Cash Amount”) less any applicable withholding taxes, plus (ii) one non-transferable contingent value right (each, a “CVR”) per Share, representing the right to receive certain contingent payments of up to an aggregate amount of $4.00 per Share, in cash, without interest less any applicable withholding taxes, upon the achievement of certain specified milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the contingent value rights agreement to be entered into with a rights agent mutually agreeable to Parent and Poseida, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (the Offer to Purchase and the Letter of Transmittal, collectively, the “Offer”).

Capitalized terms used, but not otherwise defined, in this Amendment No. 1 shall have the meanings ascribed to them in the Offer to Purchase. Except as set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.

Items 1 through 9, and Item 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(a)

The information set forth in the question entitled “Do you have the financial resources to pay for the shares?” on pages 2 and 3 of the Summary Term Sheet in the Offer to Purchase is amended and supplemented as follows:

“Do you have the financial resources to pay for the shares?

Yes. Based upon Poseida’s filings with the SEC and more recent information provided to us by Poseida, we estimate that we will need approximately $1.0 billion to acquire Poseida pursuant to the Offer and the Merger, to pay amounts payable in respect of certain warrants to purchase shares and certain outstanding stock options and restricted stock units under the Poseida incentive award plans, to pay related fees and expenses, and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. In addition, we estimate that we will need approximately $500 million to pay the maximum aggregate amount that the holders of CVRs may be entitled to receive if the specified milestones are achieved on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the CVR Agreement. Parent and Offeror expect to fund the payments to be made at or prior to the Merger Effective Time with cash on hand. Parent and Offeror anticipate funding Milestone Payments with cash on hand, with funds obtained from issuances under Parent’s commercial paper program, which would be guaranteed by Roche Holding Ltd, or with funds provided by Roche Holding Ltd and its controlled affiliates ~~expect to contribute or otherwise advance to us the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses. It is anticipated that all of such funds will be obtained from Roche Holding Ltd’s or its controlled affiliates’~~from their general corporate funds ~~and commercial paper program.~~, either as a capital contribution or as an intercompany loan. The terms of any such intercompany loan have not yet been determined.”

The Offer is not conditioned upon any financing arrangements or the funding thereof. See “The Offer—Section 10—Source and Amount of Funds.’”

(b)

The information set forth in the question entitled “Is your financial condition relevant to my decision to tender in the Offer?” on page 3 of the Summary Term Sheet in the Offer to Purchase is amended and supplemented as follows:

“Is your financial condition relevant to my decision to tender in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•

the Offer is being made for all outstanding Shares solely for cash plus one non-transferable contingent value right per Share representing the right to receive certain contingent payments of up to an aggregate amount of $4.00 per Share in cash on the achievement of specified milestones on or prior to the applicable milestone outside dates;

•

as described above, we~~, through Roche Holding Ltd and its controlled affiliates,~~ will have sufficient funds to acquire all shares validly tendered, and not validly withdrawn, in the Offer, to provide funding for the Merger, which is expected to follow as promptly as practicable following the completion of the Offer, and we, through Roche Holding Ltd and its controlled affiliates, will have sufficient funds to timely pay any of the Milestone Payment Amounts (as defined in the CVR Agreement) if they become due;

•	consummation of the Offer and the Merger is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash per Share price in the Merger.

While, for the reasons stated above, we do not believe our financial condition or the financial condition of Parent to be relevant to your decision whether to tender your Shares, you should consider the following financial matters in respect of the CVRs in connection with your decision whether to tender your Shares:

•

the financial condition of Parent or the Surviving Corporation could deteriorate such that we would not have the necessary cash or cash equivalents to make the required payments under the Merger Agreement and the CVR Agreement;

•

holders of CVRs will have no greater rights against Parent and the Surviving Corporation than those accorded to general unsecured creditors of Parent and the Surviving Corporation under applicable law;

•

the rights of holders of CVRs will be effectively subordinated in right of payment to all of Parent’s and the Surviving Corporation’s secured obligations to the extent of the collateral securing such obligations; and

•

the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Parent’s and the Surviving Corporation’s other subsidiaries.

See “The Offer—Section 10—Source and Amount of Funds.’”

(c)

The information set forth in the question entitled “Is it possible that no payment will become payable to the holders of CVRs?” on page 5 of the Summary Term Sheet in the Offer to Purchase is amended and supplemented as follows:

“Is it possible that no payment will become payable to the holders of CVRs?

Yes. It is possible that some or all Milestones described above will not be achieved on or prior to the applicable Milestone Outside Dates, in which case you will receive only the Cash Amount for any Shares you tender in the Offer and only certain of or none of the Milestone Payments with respect to your CVR. It is not possible to know at this time whether any Milestone Payment will become payable with respect to the CVR.

The CVR Agreement requires Parent (directly or through its affiliates) to, and obligate its licensees to, use commercially reasonable efforts to (i) initiate one pivotal study of a P-BCMA-ALLO1 product for the treatment of any indication and (ii) initiate one phase II clinical trial or one pivotal study of a P-CD19CD20-ALLO1 product for the treatment of multiple sclerosis or systemic lupus erythematosus and, is obligated to refrain from any conduct that is undertaken with the express intent of avoiding the achievement of any Milestone described above or the achievement of any Milestone described above prior to its applicable Milestone Outside Date. There can be no assurance that any of the Milestones will be achieved on or prior to the applicable Milestone Outside Dates or that any of the Milestone Payments described above will be made.

Milestone 1 can be satisfied through the initiation of a pivotal trial for Poseida’s P-BCMA-ALLO1 product candidate for the treatment of any indication and Milestone 3 can be satisfied through the first commercial sale of a P-BCMA-ALLO1 product. P-BCMA-ALLO1 is a fully allogeneic CAR-T product targeting B-cell maturation antigen, or BCMA, being developed for the treatment of patients with relapsed/refractory multiple myeloma in collaboration with an affiliate of Parent under the Collaboration Agreement. P-BCMA-ALLO1 is currently in a Phase 1b open-label, dose expansion study that is actively enrolling patients in two dosing cohorts. Poseida has reported interim data from the Phase 1 component of the study. The U.S. Food and Drug Administration (“FDA”) has granted P-BCMA-ALLO1 Orphan Drug Designation for multiple myeloma and Regenerative Medicine Advanced Therapy designation for adult patients with relapsed/refractory multiple myeloma after three or more prior lines of therapies, including a proteasome inhibitor, an immunomodulatory agent and an anti-CD38 antibody.

Milestone 2 can be satisfied through the initiation of a pivotal trial for a P-CD19CD20-ALLO1 product or a P-BCMACD19-ALLO1 product for the treatment of any autoimmune indication. P-CD19CD20-ALLO1 is a fully allogeneic CAR-T product candidate for B-cell hematological indications being developed in collaboration with an affiliate of Parent under the Collaboration Agreement. Poseida initiated a Phase 1 trial of P-CD19CD20-ALLO1 for patients with selected B-cell malignancies in late 2023. Poseida recently submitted investigational new drug (“IND”) applications for P-CD19CD20-ALLO1 to the FDA to investigate the potential for this product candidate to treat patients with multiple sclerosis and systemic lupus erythematosus. P-BCMACD19-ALLO1 is a fully allogeneic CAR-T product candidate targeting BCMA and CD19, that Poseida believes has the potential to treat autoimmune diseases. Poseida is currently conducting IND-enabling activities for this program.

Each of Poseida’s product candidates is at an early stage of development and is subject to a substantial number of risks and uncertainties that may result in one or more of these candidates not advancing to a pivotal clinical trial or in the case of P-BCMA-ALLO1, not achieving marketing approval, including risks that one or more of these product candidates will fail in earlier clinical trials due to safety, efficacy or durability, including due to potential serious adverse events, and that development will be discontinued. As a result, there is no assurance that any of the Milestones will be achieved. Further, clinical trials could be delayed for reasons outside the control of Parent or its affiliates resulting in a failure to achieve one or more of Milestones by the Milestone 1 Outside Date, Milestone 2 Outside Date or Milestone 3 Outside Date, as applicable. While Parent has an obligation to use commercially reasonable efforts as described above, these obligations do not provide any assurance that any Milestones will be achieved.”

(d)

The information set forth in the question entitled “Until what time can I withdraw tendered shares?” on page 8 of the Summary Term Sheet in the Offer to Purchase is amended and supplemented as follows:

“Until what time can I withdraw tendered shares?

“You can withdraw some or all of the shares that you previously tendered in the Offer at any time prior to the expiration time of the Offer (as it may be extended from time to time). In addition, you can withdraw such shares at any time after February 7, 2025, which is the 60th day after the date of the commencement of the Offer, unless such shares have been accepted for payment pursuant to the Offer. See “The Offer—Section 4—Withdrawal Rights.’”

(e)	The final full paragraph on page 17 of the Offer to Purchase in “The Offer—Section 1—Terms of the Offer” is amended and supplemented as follows:

“If we extend the period of time during which the Offer is open, are delayed in our acceptance for payment of or payment for the Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for the Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. In addition, tendering stockholders may withdraw tendered shares at any time after February 7, 2025, which is the 60th day after the date of the commencement of the Offer, unless such shares have been accepted for payment pursuant to the Offer.”

(f)	The following sentence is added to the first paragraph on page 18 of the Offer to Purchase in “The Offer—Section 1—Terms of the Offer”:

“Upon any determination that an Offer Condition has not been satisfied and gives rise to a right to terminate the Offer by Offeror or Parent, we will promptly notify Poseida’s securityholders of a decision to either terminate the Offer, or to waive the condition and proceed with the Offer.”

(g)	The last paragraph on page 23 of the Offer to Purchase in “The Offer—Section 4—Withdrawal Rights” is amended and supplemented as follows:

“Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Time and, if such Shares have not yet been accepted for payment as provided herein, any time after February 7, 2025, which is 60 days after the date of the commencement of the Offer, as explained below.”

(h)	The last paragraph on page 34 of the Offer to Purchase in “The Offer—Section 9—Certain Information Concerning Offeror and Parent” is deleted in its entirety and replaced with the following paragraphs:

“Collaboration and License Agreement

In July 2022, Poseida entered into a collaboration and license agreement (as amended, the “Collaboration Agreement”) with F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., each of which is an affiliate of Parent and Offeror (collectively, the “Roche Collaboration Parties”), pursuant to which Poseida granted to the Roche Collaboration Parties: (i) an exclusive, worldwide license under certain Poseida intellectual property to develop, manufacture and commercialize allogeneic CAR-T cell therapy products from each of Poseida’s existing P-BCMA-ALLO1 and P-CD19CD20-ALLO1 programs (each a “Tier 1 Program”); (ii) an exclusive option to acquire an exclusive, worldwide license under certain Poseida intellectual property to develop, manufacture and commercialize allogeneic CAR-T cell therapy products from each of Poseida’s existing P-BCMACD19-ALLO1 and P-CD70-ALLO1 programs (each, a “Tier 2 Program”); (iii) an exclusive license under certain Poseida intellectual property to develop, manufacture and commercialize allogeneic CAR-T cell therapy products from the up to six ~~heme malignancy-directed, allogeneic CAR-T programs~~Collaboration Programs (as defined below) designated by the Roche Collaboration Parties; (iv) an option for a non-exclusive, commercial license under certain limited Poseida intellectual property to develop, manufacture and commercialize certain Roche proprietary cell therapy products for up to three solid tumor targets to be identified by the Roche Collaboration Parties (“Licensed Products”); and (v) the right of first offer for two early-stage existing programs within hematologic malignancies. The Collaboration Agreement became effective in September 2022 upon expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

For each Tier 1 Program, Poseida is required to perform development activities through a Phase 1 dose escalation clinical trial, and the Roche Collaboration Parties are obligated to reimburse a specified percentage of certain costs incurred by Poseida in its performance of such activities, up to a specified reimbursement cap for each Tier 1 Program. For Tier 1 Program activities beyond the specified reimbursement cap, the Roche Collaboration Parties are obligated to reimburse all costs incurred for the program. For each Tier 2 Program, the Roche Collaboration Parties are required to perform research and development activities either through selection of a development candidate for IND-enabling studies or, subject to the Roche Collaboration Parties’ election and payment of an option maintenance fee, through completion of a Phase 1 dose escalation clinical trial. In addition, for each Tier 2 Program for which the Roche Collaboration Parties exercise their option for an exclusive license, the Roche Collaboration Parties are obligated to pay an option exercise fee. For each Tier 1 Program and Tier 2 Program, Poseida is required to perform manufacturing activities until the completion of a technology transfer to the Roche Collaboration Parties.

The parties to the Collaboration Agreement have been conducting an initial two-year research program to explore and preclinically test a specified number of agreed-upon next generation therapeutic concepts relating to allogeneic CAR-T cell therapies. Subject to the Roche Collaboration Parties’ election and payment of a specified fee, the Collaboration Agreement contemplates that the parties would subsequently conduct a second research program of 18 months under which the parties could extend the existing work being performed under the initial term, and/or would explore and preclinically test a specified number of additional agreed-upon next generation therapeutic concepts relating to allogeneic CAR-T therapies. The Roche Collaboration Parties may designate up to six heme malignancy-directed, allogeneic CAR-T programs from the two research programs, for each of which Poseida is required to perform research and development activities through selection of a development candidate for IND-enabling activities (each, a “Collaboration Program”). Upon their designation of each Collaboration Program, the Roche Collaboration Parties are obligated to pay a designation fee. After Poseida’s completion of lead optimization activities for a Collaboration Program, the Roche Collaboration Parties may elect to transition such program to the Roche Collaboration Parties with a payment to Poseida or terminate it. Alternatively, the Roche Collaboration Parties may elect, for a limited number of Collaboration Programs, to have Poseida conduct certain additional development and manufacturing activities through the completion of a Phase 1 dose escalation clinical trial, in which case the Roche Collaboration Parties are required to pay certain milestones and reimburse a specified percentage of Poseida’s costs incurred in connection with such development and manufacturing activities. For each Collaboration Program, Poseida is required to perform manufacturing activities until the completion of a technology transfer to the Roche Collaboration Parties.

In consideration for the rights granted to the Roche Collaboration Parties under the Collaboration Agreement, Poseida received an upfront payment of $110.0 million. In addition, subject to the Roche Collaboration Parties exercising their Tier 2 Program options, designating Collaboration Programs, and exercising its option for the Licensed Products commercial license and further contingent on, among other things, achieving specified objectives, the Collaboration Agreement contemplates that Poseida is eligible to receive up to (i) $1.5 billion in aggregate payments for Tier 1 Programs comprised of research funding, feasibility fees and $1.4 billion in development, regulatory and net sales milestones, (ii) $1.1 billion in aggregate payments for Tier 2 Programs comprised of option exercise and maintenance fees and $1.0 billion in development, regulatory and net sales milestones, (iii) $2.9 billion in aggregate payments for the Collaboration Programs comprised of certain reimbursements, fees and milestone payments and (iv) $415.0 million in payments for the Licensed Products comprised of certain reimbursements, fees and milestone payments.

The Collaboration Agreement contemplates that Poseida is further entitled to receive, on a product-by-product basis, tiered royalty payments in the mid-single to low double digits on net sales of products from the Tier 1 Programs, optioned Tier 2 Programs and Collaboration Programs and in the low to mid-single digits for Licensed Products, in each case, subject to certain customary reductions and offsets. Such royalties are payable, on a product-by-product and country-by-country basis, until the latest of the expiration of the licensed patents covering such product in such country or ten years from first commercial sale of such product in such country.

The Collaboration Agreement continues in effect on a product-by-product and country-to-country basis until there are no remaining royalty or other payment obligations. The Collaboration Agreement includes standard termination provisions, including for material breach or insolvency and for the Roche Collaboration Parties’ convenience. Certain of these termination rights can be exercised with respect to a particular product or license, as well as with respect to the entire Collaboration Agreement.

Effective November 7, 2023, the Collaboration Agreement was amended to, among other things: (i) reallocate certain existing manufacturing-related fees payable to Poseida by the Roche Collaboration Parties to add new manufacturing process development and implementation transfer fees for each of Poseida’s existing Tier 1 Programs and (ii) reallocate amounts in certain development milestone payments payable to Poseida by the Roche Collaboration Parties at market rates for each Tier 1 Program. The amendment also provided for the ability for the existing two-year research program to be extended for an additional 18 months with the payment of a $15.0 million milestone.

Effective August 14, 2024, the Collaboration Agreement was amended to include additional activities to be conducted by Poseida. The additional activities are required to be funded by the Roche Collaboration Parties with an initial scope that covers expanded Tier 1 Program activities. In addition, the consideration of certain of Poseida’s existing performance obligations related to the Tier 1 Programs were modified.

Since the date of the Collaboration Agreement through September 30, 2024, in addition to the upfront payment of $110.0 million to Poseida described above, Poseida has received milestone payments pursuant to the Collaboration Agreement in an aggregate amount of $100.0 million, comprised of a $35.0 million payment with respect to a clinical milestone achieved in September 2022 for the Tier 1 Programs and $30.0 million, $15.0 million and $20.0 million in connection with incremental developmental milestones achieved in December 2023, April 2024 and August 2024, respectively. In October 2024, the Roche Collaboration Parties also designated a Collaboration Program, resulting in the payment of a $15.0 million designation fee to Poseida. In addition to the upfront payment, milestone payments and designation fee described above, the Roche Collaboration Parties have made payments to Poseida totaling $8.2 million earned in 2022, $30.7 million earned in 2023 and $48.7 million in the nine months ended September 30, 2024 under the cost reimbursement provisions of the Collaboration Agreement.

The foregoing summary of the Collaboration Agreement, as amended, is qualified in its entirety by reference to the Roche Collaboration Agreement and the first, second and third amendments thereto, copies of which are filed as Exhibits (d)(6), (d)(7), (d)(8) and (d)(9), respectively, to the Schedule TO-T and are incorporated herein by reference.”

(i)	The following paragraph is added immediately following the first full paragraph on page 35 of the Offer to Purchase in “The Offer—Section 9—Certain Information Concerning Offeror and Parent”:

“While, for the reasons stated above, we do not believe our financial condition or the financial condition of Parent to be relevant to your decision whether to tender your Shares, you should consider the following financial matters in respect of the CVRs in connection with your decision whether to tender your Shares: (i) the financial condition of Parent or the Surviving Corporation could deteriorate such that we would not have the necessary cash or cash equivalents to make the required payments under the Merger Agreement and the CVR Agreement, (ii) holders of CVRs will have no greater rights against Parent and the Surviving Corporation than those accorded to general unsecured creditors of Parent the Surviving Corporation under applicable law, (iii) the rights of holders of CVRs will be effectively subordinated in right of payment to all of Parent’s and the Surviving Corporation’s secured obligations to the extent of the collateral securing such obligations, and (iv) the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Parent’s and the Surviving Corporation’s other subsidiaries.”

(j)	The information set forth on page 35 of the Offer to Purchase in “The Offer—Section 10—Source and Amount of Funds” is amended and supplemented as follows:

“Based upon Poseida’s filings with the SEC and more recent information provided to us by Poseida, we estimate that we will need approximately $1 billion to acquire Poseida pursuant to the Offer and the Merger to pay amounts payable in respect of outstanding Warrants, Options, RSUs and shares purchasable under the Poseida ESPP, to pay related fees and expenses, and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. In addition, we estimate that we will need approximately $500 million to pay the maximum aggregate amount that the holders of CVRs may be entitled to receive if the Milestones are achieved on or prior to the applicable outside dates on the terms set forth in the CVR Agreement. Parent and Offeror expect to fund the payments to be made at or prior to the Merger Effective Time with cash on hand. Parent and Offeror anticipate funding any Milestone Payments, with cash on hand, with funds obtained from issuances under Parent’s commercial paper program, which would be guaranteed by Roche Holding Ltd, or with funds provided by Roche Holding Ltd and its controlled affiliates ~~expect to contribute or otherwise advance to us the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses. It is anticipated that all of such funds will be obtained from Roche Holding Ltd’s or its controlled affiliates’~~from their general corporate funds ~~and commercial paper program~~, either as a capital contribution or as an intercompany loan. The terms of any such intercompany loan have not yet been determined. Neither we nor Roche Holding Ltd have any alternative financing plans or arrangements.

The Offer is not conditioned upon any financing arrangements or the funding thereof.”

(k)	The fourth full paragraph on page 41 of the Offer to Purchase in “The Offer—Section 12—Purpose of the Offer; Plans for Poseida” is amended and supplemented as follows:

“Roche Holding Ltd and Parent intend to conduct a comprehensive review of Poseida’s business, operations, capitalization and management. Accordingly, we are not in a position to discuss specific plans and timelines at this time. However, we do plan to preserve the stability of Poseida’s San Diego site for the foreseeable future, as well as its R&D expertise and manufacturing capabilities. We will work through the governance structure of Poseida after closing of the transactions contemplated by the Merger Agreement, collaboratively with Poseida’s leadership. Roche Holding Ltd and Parent, together with the management of Poseida, will review how to most effectively collaborate across the value chain, with a joint objective to enhance innovation, accelerate projects and address unmet medical needs. As part of the planning process taking place following the execution of the Merger Agreement for the post-closing integration of Poseida and Parent, Parent is considering the retention of certain executive officers of Poseida and, in connection therewith, may ~~enter into~~commence discussions with such officers following the closing of the Merger regarding new retention arrangements ~~with such officers~~. Parent may also make proposals regarding retention arrangements for certain other non-executive officer employees of Poseida prior to the closing of the Merger. There can be no assurance that any parties will reach an agreement on any terms, or at all.”

(l)	The first full paragraph on page 59 of the Offer to Purchase in “The Offer—Section 13—The Transaction Documents—The Tender and Support Agreements” is amended and supplemented as follows:

“As of the date of entry into the Support Agreements on November 25, 2024, Malin and Pentwater owned approximately 12.1% and 6.1%, respectively, of all outstanding Shares. In accordance with the terms of the Support Agreements, Parent has consented to the transfer by Pentwater during the time the Support Agreements are in effect of (i) up to 30% of the Shares held by Pentwater as of the date of the Support Agreements and (ii) any Shares acquired by Pentwater after the date of the Support Agreements, ~~subject to certain conditions.~~so long as (A) any such acquisitions and transfers will be made in compliance with applicable law, including the Exchange Act; (B) Pentwater will take such actions, and provide to Parent and Poseida such information, as may from time to time be reasonably requested by Parent or Poseida to demonstrate such compliance with applicable laws; (C) all such acquisitions and transfers will be effected by regular-way brokerage transactions that are settled on the Nasdaq; and (D) in no event will any such transfer be a block trade or other negotiated transaction to a person (or “group” as defined in the Exchange Act) that is, after giving effect to such transfer, the beneficial owner of more than 5% of the voting securities of Poseida or otherwise seeking to influence or control the management or affairs of Poseida.”

(m)	The third and fourth full paragraphs on page 61 of the Offer to Purchase in “The Offer—Section 13—The Transaction Documents—The CVR Agreement” are amended and supplemented as follows:

“~~Except in certain limited circumstances,~~ Parent may not, without the consent of holders of at least 40% of the outstanding CVRs, amend the terms of the CVR Agreement in a manner that would be adverse to the interest of the holders of CVRs~~.~~, except (i) to evidence the succession of another person to Parent and the assumption by any such successor of the covenants of Parent pursuant to the CVR Agreement, (ii) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933 or the Securities Exchange Act of 1934 or any securities or “blue sky” laws of any state or other jurisdiction, (iii) to evidence the succession of another person as successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent pursuant to the CVR Agreement, or (iv) to evidence the assignment of the CVR Agreement by Parent as permitted under the CVR Agreement.

The CVR Agreement provides that, other than the rights of the Rights Agent as set forth in the CVR Agreement, holders of at least 40% of the outstanding CVRs will have the sole right, on behalf of all holders of CVRs, to institute any action or proceeding with respect to the CVR Agreement. No individual holder of CVRs or other group of holders of CVRs will be entitled to exercise such rights. As discussed in “Section 9—Certain Information Concerning Offeror and Parent,” holders of CVRs may face certain other risks in connection with the CVRs as holders of subordinated debt, including that (i) the financial condition of Parent or the Surviving Corporation could deteriorate such that Parent would not have the necessary cash or cash equivalents to make the required payments to holders of CVRs under the Merger Agreement and the CVR Agreement, (ii) holders of CVRs will have no greater rights against Parent and the Surviving Corporation than those accorded to general unsecured creditors of Parent and the Surviving Corporation under applicable law, (iii) the rights of holders of CVRs will be effectively subordinated in right of payment to all of Parent’s and the Surviving Corporation’s secured obligations to the extent of the collateral securing such obligations, and (iv) the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Parent’s and the Surviving Corporation’s other subsidiaries.”

(n)	The following paragraphs are added immediately following the fifth full paragraph on page 61 of the Offer to Purchase in “The Offer—Section 13— The Transaction Documents—The CVR Agreement”:

“Milestone 1 can be satisfied through the initiation of a pivotal trial for Poseida’s P-BCMA-ALLO1 product candidate for the treatment of any indication and Milestone 3 can be satisfied through the first commercial sale of a P-BCMA-ALLO1 product. P-BCMA-ALLO1 is a fully allogeneic CAR-T product targeting B-cell maturation antigen, or BCMA, being developed for the treatment of patients with relapsed/refractory multiple myeloma in collaboration with an affiliate of Parent under the Collaboration Agreement. P-BCMA-ALLO1 is currently in a Phase 1b open-label, dose expansion study that is actively enrolling patients in two dosing cohorts. Poseida has reported interim data from the Phase 1 component of the study. The FDA has granted P-BCMA-ALLO1 Orphan Drug Designation for multiple myeloma and Regenerative Medicine Advanced Therapy designation for adult patients with relapsed/refractory multiple myeloma after three or more prior lines of therapies, including a proteasome inhibitor, an immunomodulatory agent and an anti-CD38 antibody.

Milestone 2 can be satisfied through the initiation of a pivotal trial for a P-CD19CD20-ALLO1 product or a P-BCMACD19-ALLO1 product for the treatment of any autoimmune indication. P-CD19CD20-ALLO1 is a fully allogeneic CAR-T product candidate for B-cell hematological indications being developed in collaboration with an affiliate of Parent under the Collaboration Agreement. Poseida initiated a Phase 1 trial of P-CD19CD20-ALLO1 for patients with selected B-cell malignancies in late 2023. Poseida recently submitted IND applications for P-CD19CD20-ALLO1 to the FDA to investigate the potential for this product candidate to treat patients with multiple sclerosis and systemic lupus erythematosus. P-BCMACD19-ALLO1 is a fully allogeneic CAR-T product candidate targeting BCMA and CD19, that Poseida believes has the potential to treat autoimmune diseases. Poseida is currently conducting IND-enabling activities for this program.

Each of Poseida’s product candidates is at an early stage of development and is subject to a substantial number of risks and uncertainties that may result in one or more of these candidates not advancing to a pivotal clinical trial or in the case of P-BCMA-ALLO1, not achieving marketing approval, including risks that one or more of these product candidates will fail in earlier clinical trials due to safety, efficacy or durability, including due to potential serious adverse events, and that development will be discontinued. As a result, there is no assurance that any of the Milestones will be achieved. Further, clinical trials could be delayed for reasons outside the control of Parent or its affiliates resulting in a failure to achieve one or more of Milestones by the Milestone 1 Outside Date, Milestone 2 Outside Date or Milestone 3 Outside Date, as applicable. While Parent has an obligation to use commercially reasonable efforts as described above, these obligations do not provide any assurance that any Milestones will be achieved.”

(o)	The following sentence is added to the first full paragraph on page 64 of the Offer to Purchase in “The Offer—Section 15—Conditions to the Offer”:

“Upon any determination that an Offer Condition has not been satisfied and gives rise to a right to terminate the Offer by Offeror or Parent, Offeror will promptly notify Poseida’s securityholders of a decision to either terminate the Offer, or to waive the condition and proceed with the Offer.”

(p)	The following paragraph is added immediately following the second full paragraph on page 64 of the Offer to Purchase in “The Offer—Section 15—Conditions to the Offer”:

“With respect to the “No Company Material Adverse Effect” condition described in paragraph (c)(iv) of “Section 15—Conditions to the Offer,” as of December 27, 2024, Parent and Offeror are not aware of any Company Material Adverse Effect that has occurred between the date of the Merger Agreement and December 27, 2024 that is continuing.”

(q)

The first sentence of the second full paragraph on page 67 of the Offer to Purchase in “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights” is amended and supplemented as follows:

“Each of Parent and Poseida ~~intend to file~~filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on December 6, 2024.”

(r)

The following paragraph is added immediately following the second full paragraph on page 71 of the Offer to Purchase in “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights”:

“Legal Proceedings

As of December 27, 2024, Poseida has received various demand letters and/or draft complaints from purported stockholders of Poseida, which generally make demands and seek that certain allegedly omitted material information be disclosed in the Schedule 14D-9. Additional demand letters and/or draft complaints may be received by Poseida, the Poseida Board, Parent and/or Offeror in connection with the transactions contemplated by the Merger Agreement and the CVR Agreement, including the Offer and the Merger, the Schedule TO and the Schedule 14D-9. If additional similar demand letters and/or draft complaints are received, absent new or different allegations that are material, we will not necessarily announce such additional demand letters and/or draft complaints.”

Item 12.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated as of December 9, 2024.

(a)(1)(B)*	Form of Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement, as published in the Wall Street Journal on December 9, 2024.

(a)(5)(A)*	Media Release issued by Roche Holdings, Inc. on November 26, 2024 (incorporated by reference to Exhibit 99.1 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on November 26, 2024).

(a)(5)(B)*	Q&A Acquisition of Poseida Therapeutics, Inc. dated November 26, 2024 (incorporated by reference to Exhibit 99.2 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on November 26, 2024).

(a)(5)(C)*	Social media content by F. Hoffmann-La Roche Ltd on x.com (incorporated by reference to Exhibit 99.1 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on November 26, 2024).

(a)(5)(D)*	Social media content by F. Hoffmann-La Roche Ltd on www.linkedin.com (incorporated by reference to Exhibit 99.2 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on November 26, 2024).

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of November 25, 2024, among Roche Holdings, Inc., Blue Giant Acquisition Corp. and Poseida Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of the Poseida Therapeutics, Inc. Current Report on Form 8-K (File No. 001-39376) filed with the Securities and Exchange Commission on November 26, 2024).

(d)(2)*	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 of the Poseida Therapeutics, Inc. Current Report on Form 8-K (File No. 001-39376) filed with the Securities and Exchange Commission on November 26, 2024).

(d)(3)*	Non-Disclosure Agreement, dated as of March 9, 2021, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc.

(d)(4)*	Amendment No. 1 to the Non-Disclosure Agreement, dated as of November 19, 2021, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc.

(d)(5)*	Amendment No. 2 to the Non-Disclosure Agreement, dated as of March 10, 2023, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc.

(d)(6)*	Collaboration and License Agreement, dated as of July 30, 2022, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc. (incorporated by reference to Exhibit 10.1 of the Poseida Therapeutics, Inc. Quarterly Report on Form 10-Q (File No. 001-39376) filed with the Securities and Exchange Commission on November 10, 2022).

(d)(7)*	First Amendment to the Collaboration and License Agreement, dated as of November 7, 2023, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc. (incorporated by reference to Exhibit 10.30 of the Poseida Therapeutics, Inc. Annual Report on Form 10-K (File No. 001-39376) filed with the Securities and Exchange Commission on March 7, 2024).

(d)(8)*	Second Amendment to the Collaboration and License Agreement, dated as of February 7, 2024, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc. (incorporated by reference to Exhibit 10.6 of the Poseida Therapeutics, Inc. Quarterly Report on Form 10-Q (File No. 001-39376) filed with the Securities and Exchange Commission on May 14, 2024).

(d)(9)*	Third Amendment to the Collaboration and License Agreement, dated as of August 14, 2024, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc. (incorporated by reference to Exhibit 10.1 of the Poseida Therapeutics, Inc. Quarterly Report on Form 10-Q (File No. 001-39376) filed with the Securities and Exchange Commission on November 7, 2024).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Previously filed.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2024

BLUE GIANT ACQUISITION CORP.

By:	/s/ Roger Brown
Name: Roger Brown
Title: Vice President, Treasurer and Assistant Secretary

ROCHE HOLDINGS, INC.

By:	/s/ Roger Brown
Name: Roger Brown
Title: Vice President